FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 22, 2016

Registration No. 333-208894

MANHATTAN BRIDGE CAPITAL, INC.

MBC FUNDING II CORP.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all the information you should consider before investing.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus included in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The preliminary prospectus, dated March 22, 2016, is available on the SEC website at http://www.sec.gov. Alternatively, Manhattan Bridge Capital, MBC Funding II or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital, Corp. at 810 Seventh Avenue, 11th Floor, New York, NY 10019, Attention: Prospectus Department, Telephone: 212-813-1010, E-mail:prospectus@aegiscap.com.

NASDAQ: LOAN MBC Funding II Corp. March 2016

Forward - Looking Statements 2 This presentation includes forward - looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward - looking statements. The words “anticipate,” “estimate,” “expect,” “project,” “pl an,” “seek,” “intend,” “believe,” “may,” “might,” “will,” “should,” “could,” “likely,” “continue,” “design,” and the negative of s uch terms and other words and terms of similar expressions are intended to identify forward - looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short - term and long - term business operations and objectives and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control. In light of these risks, uncertainties and assumptions, the forward - looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. You should not rely upon forward - looking statements as predictions of future events. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, level of activity, performance o r achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward - looking statements. We disclaim any duty to update any of these forward - looking statements after the date of this prospectus to confirm these statements in relationship to actual results or revised expectations. All forward - looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as we ll as others made in this prospectus. You should evaluate all forward - looking statements made by us in the context of these risks and uncertainties.

Free Writing Prospectus Statement 3 This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all t he information that you should consider before investing. We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation rela tes . The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus included as part of the registration statement (including the risk factors described therein) and other documents we have fil ed with the SEC for more complete information about us and the offering. You may review these documents for free by going to the SEC website at http://ww.sec.gov . The preliminary prospectus, dated March 23, 2016, as amended, is also available on the SEC website at http://ww.sec.gov . Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aeg is Capital, Corp. at 810 Seventh Avenue,11 th Floor, New York, NY 10019, Attention: Prospectus Department, Telephone: 212 - 813 - 1010, E - mail: prospectus@aegiscap.com.

Offering Summary Issuer MBC Funding II Corp. (“Funding”), a wholly owned subsidiary of Manhattan Bridge Capital, Inc. (“MBC”) NYSE MKT Symbol: TBD Offering Size: $8.5 M plus 15% over - allotment, total of $9.775M if exercised Issue: Senior Secured Notes (the “Notes”) Issue Price: $1,000.00 per Note (Par) Interest: TBD; payable monthly; beginning to accrue after the three month anniversary of the issue date Maturity: 10 years Put Option : Each Noteholder can force the Issuer to redeem its Notes at 100% on the fifth anniversary of the issue date Call Option: Non - callable for 3 years, then 103% in Year 4, 101.5% in Year 5, and par thereafter Change of Control Option : Issuer must offer to redeem the Notes at 101% Guarantee: MBC; secured by a pledge of 100% of Funding’s equity. However, until MBC’s senior secured credit facility has been paid in full and terminated, the Noteholders have no recourse to MBC or its assets other than the Funding equity. Security: First priority security interest in all of the assets of Funding including (i) cash and (ii) first mortgage notes and mortgages Collateral Coverage : The aggregate principal amount of the mortgage loans owned by Funding plus its cash on hand at all times must be equal to at least 120.0% of the outstanding principal amount of the Notes Purpose of the Offering : Expand MBC consolidated lending base Use of Proceeds: Funding will purchase a pool of mortgage loans from MBC. MBC will then repay all outstanding short - term notes (~$860,000) and pay down its credit line with Webster Business Credit Corp. Sole Bookrunner: Aegis Capital Corp. 4

MBC Funding II Corp.: THE COLLATERAL VEHICLE • For the offering, MBC has organized a wholly - owned subsidiary: MBC Funding II Corp. (“Funding”) • Funding will be issuing the Notes to investors in this offering • Funding will use the net proceeds of this offering to purchase a pool of mortgage loans originated by MBC in an amount equal to 120% of the outstanding principal amount of the Notes issued in the offering • The principal amount of the mortgage loans plus cash on hand at Funding must be 120.0% of the principal outstanding of Notes outstanding at all times • Mortgage loans will be deemed to have a value equal to its outstanding principal balance unless the borrower is in default • MBC will guaranty payment of interest and principal on the Notes; secured by 100% of Funding’s equity. However, until MBC’s senior secured credit facility has been paid in full and terminated, the Noteholders have no recourse to MBC or its assets other than Funding’s equity. 5

Overview of MBC • A leading “hard money lender” in the New York metropolitan market • Provide short - term secured financing to real estate investors in the New York metropolitan area • H igher rates than conventional banks for faster approval • Typical loans range from $300K - $600K 6

Business Model of MBC • Generate above average, consistent returns with low risk • Rigorous due diligence comparable to a conventional bank but with quick approval • Focused on asset and cash flow protection and net worth of principals • Disciplined underwriting, deal structuring and portfolio management • Every loan is secured by a first mortgage lien on a real estate • Every loan is personally guaranteed by the principal of the borrower, which may be collaterally secured by a pledge of the principal’s equity interest in the borrower • Loan - to - value (“LTV”) does not exceed 75%; 80% for construction funding 7

Deal Types Existing Loan Portfolio of MBC 8 Purchase, Fix and Flip Small/New Construction Projects – single and multi - units Income Producing Properties

MBC Lending Process Discipline Origination - Generate deal flow - Opportunity is matched with lending criteria Conservative Loan Underwriting - Thorough due diligence process - Emphasize principal protection to ensure margin of safety Rigorous Portfolio Management - Continuous monitoring of underlying performance and compliance - Weekly cash collections report Strong Operations Support - Sophisticated billing, collection and monitoring systems - Detailed legal review for each transaction 9

MBC Loan Structure Size • $50K - $1.475M; maximum permitted loan amount is $2.0M Collateral • Senior Mortgage Term • Up to one year; with multiple extension options Rate • 12% - 15% (current pay) Upfront Fees • 1% - 3% Payments • Interest payable monthly and principal payable at maturity Covenants • According to company’s lending policy Criteria • Compelling exit strategy either by selling or refinancing • Equity participation from borrower • Strong financial conditions of borrower • LTV does not exceed 75%; 80% for construction funding • Personal guarantees • Monthly interest payments 10

Collateral Pool 11 Number of Loans Principal Balance Interest Rate Average Months to Maturity (1) Residential: 22 $8,903,500 12.2% 7.80 Commercial: 1 $1,000,000 12.0% 7.53 Mixed Use: 1 $300,000 12.0% 6.70 Total: 24 $10,203,500 (2) 12.2% 7.74 (1) Without giving effect to extension options. Calculated from April 1, 2016. (2) Based on $8.5 million aggregate principal amount of Notes issued in offering. • Funding’s performing mortgage collateral pool is dynamic due to early repayments and average maturities of less than 8 months • Funding will use proceeds from repayments of mortgages in collateral pool to purchase replacement mortgages from MBC • All loans are personally guaranteed by an affiliate of the borrower • MBC has never had to declare an Event of Default or foreclosure on a mortgage

MBC Financial Highlights Portfolio Overview Balance Sheet 12 • Currently managing approximately 100 loans • Completed more than 420 transactions in 9 years worth more than $100M • 2015 revenues of $4.0M compared to $2.9M in 2014 • Since commencing this business in 2007, MBC has never foreclosed on a property and none of its loans have gone into default, although some have been renewed or extended to avoid premature sale or refinancing of property • $30.9M of short - term and long - term secured loans receivable at December 31, 2015 • Net proceeds from the offering will be used by MBC to repay all outstanding short - term notes (~$860,000) and pay down its credit line with Webster Business Credit Corp.; intend to use increased borrowing availability under the credit line to increase loan portfolio • $14M line of credit with Webster Business Credit Corp. at 4.75% + libor interest rate, secured with personal guarantee

MBC Organization • Responsible for overall portfolio management • Interviews each borrower • Oversees due diligence and decision making process • Monitors portfolio daily and interacts with borrowers CEO/Portfolio Manager • Preliminary screening and due diligence of financial conditions • Monitors budget, cash reserves, and available funds • Prepares required regulatory reports (ie. SEC) Finance • Monitors due diligence process including background checks, loan contracts and mortgage documentation • Drafts term sheets, loan contracts and mortgage documents • Enforce and maintain compliance with covenants, file and maintain UCCs and mortgages Legal Engineer, Construction Inspector, Appraiser and Loan Originator 13

MBC Management & Board Assaf Ran, CEO Vanessa Kao, CFO • Assaf Ran is the founder of Manhattan Bridge Capital and has been the company’s CEO and President since 1989 • Assaf has 24 years of senior management experience leading public and private businesses • Founder of DAG Media and grew revenues to over $12M • Serves as CEO and sole director of Funding • Vanessa Kao rejoined MBC in 2011 as Chief Financial Officer and Treasurer • Previously served as the Assistant Chief Financial Officer of the Company from 2004 – 2006 • Holds an MBA in Finance and MIS/E - Commerce from the University of Missouri 14 Board of Directors • Qualified and engaged • Oversight to management • S afety net to management team and shareholders

MBC REIT Model • REIT tax pass - through entity • Distribute 90% of earnings to shareholders • 5 largest shareholders own less than 50% of shares outstanding • Lower leverage compared to peers • High capital turnover results in increased liquidity 15

THE YIELD • Notes pay cash interest of TBD, payable monthly; beginning after the three month anniversary of the issue date • As compared to — as reported in the Wall Street Journal on 3/14/16: • 2 - year Treasury Notes @0.9557% • 10 - year Treasury Notes @1.9468% • 5 - year CDs @ 2.27% 16

Conclusion • Advantages in both strong and recessionary markets • Strong MBC management team and proven track record • Focused and specialized with one product – hard money loans • Low risk of default with short - term, conservative LTV loans with thorough due diligence and transaction structuring • MBC has extensive experience in evaluating individual and collateral values 17